Filed pursuant to Rule 253(g)(2)

File No. 024-12417

SUPPLEMENT DATED OCTOBER 23, 2024
TO OFFERING CIRCULAR DATED JULY 21, 2024

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated July 21, 2024 (the “Offering Circular”) of AtomBeam Technologies Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE.

More recent financial information about the Company is available on its special financial report on Form 1-SA for the six month period ended June 30, 2024 found HERE, and supplements the information contained in the Offering Circular.

Termination of AtomBeam Technologies Inc.’s Regulation A Offering

The purpose of this supplement is to announce that the Regulation A offering conducted by the Company will terminate on December 18, 2024 (the "Termination Date”). No further subscriptions will be accepted after 11:59 pm PT on December 18, 2024. Subscriptions in the offering will be accepted up to that time and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.